HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218 FILE NO: 99997.018943

June 22, 2005

VIA EDGAR

Ms. Elaine Wolff

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Deerfield Triarc Capital Corp.

Amended Registration Statement on Form S-11, filed on June 22, 2005

Registration No. 333-123762

Dear Ms. Wolff:

As counsel to Deerfield Triarc Capital Corp., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-11 (File No. 333-123762) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Jonathan W. Trutter of the Company, dated June 20, 2005.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your June 20, 2005 comment letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 5.

We have provided to each of you, Matt Maulbeck, Steven Jacobs and Geoffrey Ossias, a courtesy copy of this letter and two courtesy copies of Amendment No. 5 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on June 15, 2005. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Elaine Wolff

June 22, 2005

General Comments

1.

We note your response to prior comment 1 and have reviewed the operative agreements. We note that Section 5 of your stock agreement and Section 2 (d) of your option agreement allow your manager to transfer incentive stock and options to any employee or officer or person who provides services to the manager (as opposed to you) upon advance notice to your plan administrator (compensation committee approval is not required). We further note that your manager is not in any way restricted from making transfers prior to the expiration of a year from the date of issuance. Finally, we note that all transfers would be made in consideration of services rendered. We do not see how lack of a general solicitation or the confidential determination of allocation amounts bears on the manager’s status as an underwriter. In light of the foregoing, please reconsider whether your manager will be taking incentive shares with a view toward distribution and, if it is, please tell us what exemption from registration you intend to rely on for distributions to your manager’s employees and service providers.

RESPONSE:

The Company respectfully submits that the Manager did not take shares of restricted stock and options previously received, and will not be taking in the future incentive compensation in the form of shares of restricted stock, with a view toward distribution and thus is not an underwriter.

As defined in Section 2(11) of the Securities Act, an “underwriter” means any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the “distribution” of any security. As defined in Rule 101 of Regulation M, a “distribution” means an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

Any allocations by the Manager would not involve any special selling efforts and methods and would not be significant in magnitude. As described in the Company’s response to Comment No. 1 in the letter to the Staff dated June 15, 2005 (the “June 15, 2005 Response Letter”), any such allocations would be to a limited number of individuals and thus will be insignificant in magnitude. In addition, any such allocations will not involve any special selling efforts because the Manager expects to use any allocations in the nature of a bonus rather than as a

Ms. Elaine Wolff

June 22, 2005

replacement for compensation with a demonstrable value and no investment decision will be made by the individuals receiving shares or options. Similarly, the confidential and internal determination of any allocations by the Manager is also indicative of the lack of special selling efforts and methods. Because of the insignificant magnitude of any allocations and the lack of any special selling efforts or selling methods, the Company respectfully submits that any allocations would not constitute a “distribution” and the Manager did not take, and is not taking, any such shares or options with a view to “distribution.”

Finally, the Company has been further advised by the Manager that it will not make any allocation of share or option awards prior to the first anniversary of the respective grant date. Such a holding period provides further evidence that the Manager has not and will not receive any such shares or options with a view towards distribution.

Based on the foregoing, the Company continues to believe that the Manager should not be considered an “underwriter” within the meaning of the Securities Act with respect to the awards granted to it in December 2004 or to be granted to it in the future as incentive compensation.

2.

We note your supplemental correspondence dated June 8, 2005, related to the tax opinion to be provided by Hunton & Williams in connection with your planned reduction of the ownership limit on Ross Financial Corporation and the increase in the ownership limits for other shareholders. Please confirm that the tax opinion to be attached as an exhibit to your registration statement will take into account your planned changes in ownership limits.

RESPONSE:

The tax opinion attached as Exhibit 8.1 takes into account the Company’s planned changes in ownership limits as described in the prospectus included in the Registration Statement, which Hunton & Williams LLP examined in connection with rendering the opinion.

Ms. Elaine Wolff

June 22, 2005

3.

We note your response to prior comment 2, that your manager and Triarc have already brought you investment opportunities. In the appropriate section of your MD&A, please identify all such investments made by you and describe the affiliation with your manager or Triarc. Also, please amend your discussion of conflicts of interest beginning on page 10 to indicate that your manager has already caused you to invest in affiliated entities and quantify the investment.

RESPONSE:

The Company respectfully submits that the disclosure under the caption “Our Business Strengths - Extensive Relationships and Deal Flow” on page 7 of Amendment No. 5 is intended to address the extensive nature of investment opportunities that are provided to the Company by the Manager and Triarc, collectively. By virtue of the Management Agreement, the Manager is obligated to provide the Company with investment opportunities. For this reason, all potential investment opportunities that the Company has reviewed to date have been provided to it by the Manager. As of the date of this letter, the Company has invested in only a small fraction of those potential investment opportunities provided by the Manager. The Company supplementally advises the Staff that its only investment in an entity affiliated with or managed by the Manager is Market Square CLO, Ltd., in which the Manager serves as the collateral manager for the loans in the CDO and has the right to select the loans in the CDO. Deerfield Capital does not have an ownership interest in any debt or equity securities issued by Market Square. Disclosure relating to the Market Square relationship is included at the end of the first paragraph on page 11 of Amendment No. 5 under the heading “Conflicts of Interest.” In addition, Triarc owns a majority interest in the Manager’s parent, Deerfield & Company LLC. Certain of the potential investment opportunities provided to the Company through the Manager have been originally sourced from Triarc. As of the date of this letter, the Company has not invested in any of the potential investment opportunities sourced from Triarc or in any investment opportunity affiliated with Triarc, although it may in the future invest in such opportunities. The Company has included disclosure on page 11 of Amendment No. 5 to this effect. In addition, the Company notes the disclosure on page 11 that while the Company does not currently contemplate entering into any investment opportunity in which Deerfield Capital, Deerfield or Triarc has an interest, it may enter into such transactions in the future and that any such transaction will require the approval of a majority of the Company’s independent directors. The Company has also made conforming changes on page 120 of Amendment No. 5.

Ms. Elaine Wolff

June 22, 2005

Our Business Strengths, page 7

4.

In the first paragraph, please disclose limits on your ability to invest in alternative asset classes. In the second paragraph, please disclose limits on your ability to invest in “higher-yielding fixed income asset classes.” Also, please remove the modifier “substantial” from the last sentence. In the third paragraph, please remove the modifier “extensive” from the first sentence. Also, please provide us with supplemental support for your assertion that your manager and Triarc currently provide you with investment opportunities across all of your asset classes. In the fifth paragraph, remove the modifier “extensive” from the title and quantify (as a percentage of portfolio) investment opportunities to date.

RESPONSE:

In response to the Staff’s comment, the Company has revised the first and second paragraph under the heading “Our Business Strengths” on page 7 of Amendment No. 5 to disclose the limitations on the Company’s ability to make certain investments as a result of the requirements for REIT qualification and the requirements for exclusion from 1940 Act regulation. In addition the Company has removed the modifier “substantial” from the last sentence of the second paragraph and the modifier “extensive” from the first sentence of the third paragraph and from the title of the fifth paragraph. The Company also has revised the fifth paragraph to include disclosure to the effect that all of the investment opportunities to date have been sourced from the Manager and Triarc. In addition, the Company supplementally advises the Staff that all potential investment opportunities that the Company has reviewed to date have been provided to it by the Manager. The Manager has investment management teams in Mortgage-Backed/Asset-Backed Securities, Bank Loans, Leveraged Finance, Investment Grade Corporate and Government Securities and Triarc has corporate development and corporate finance professionals that provide investment sourcing and due diligence expertise that result in investment opportunities across the Company's asset classes. The Company further supplementally advises the Staff that, as a result, at June 2, 2005, the Company had investments in the following asset classes in approximately the amounts set forth below:

•	RMBS. $3.2 billion
•	Market Square CLO. $216 million (bank loans)
•	Pinetree CDO. $144 million ($105 million RMBS, $15 million CMBS, $24 million ABS including home equity)
•	High yield bond. $3.0 million
•	Preferred shares. $17.9 million
•	Mezzanine loans. $8.0 million

Ms. Elaine Wolff

June 22, 2005

•	Second-lien loans. $16.9 million
•	Equity (common shares). $2.2 million
•	Distressed debt. $1.7 million
•	Credit default swaps. $29 million (notional)

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Mr. Matt Maulbeck
Mr. Geoffrey Ossias
Mr. Steven Jacobs
Mr. Jonathan W. Trutter
Mr. Aaron D. Peck
Mr. Frederick L. White
Mr. Larry P. Medvinsky